As filed with the Securities and Exchange Commission on August
22, 1994

Registration No. 33 -
_____________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________

FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_____________________________________________________________

PLM INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware                                94-3041257
(State or other jurisdiction            (I.R.S. Employer
of incorporation or                     Identification Number)
organization)

One Market                              Stephen Peary
Steuart Street Tower                    Senior Vice President,
Suite 900                               Secretary and
San Francisco, California               General Counsel
94105-1301                              One Market
(415) 974-1399                          Steuart Street Tower
(Address, including zip code, and       Suite 900
telephone number, including area code,  San Francisco, CA
of Registrant's principal executive     94105-1301
offices)                                (415) 974-1399
                                        (Name, Address, including
                                        zip code and telephone
                                        number, including area
                                        code of agent for
                                        service)
_______________________________________________________________

copies to:
Morgan P. Guenther, Esq.
Farella, Braun & Martel
235 Montgomery Street, Suite 3000
San Francisco, California 94104
(415) 954-4431
_______________________________________________________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (BOX IS CHECKED WITH AN "X")

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
(BOX IS LEFT BLANK)

CALCULATION OF REGISTRATION FEE

                                                  Proposed
                                   Proposed       Maximum
Title of Each Class Amount         Maximum        Aggregate
of Securities       to be          Offering Price Offering
to be Registered    Registered     Per Share<F1>  Price<F1>

Common Stock,
$.01 par value
per share .....     410,000        $3.06          $1,254,600


Amount of Registration Fee

Common Stock,
$.01 par value
per share .....     $432.62

<F1> Estimated solely for purposes of calculating the
registration fee pursuant to Rule 457 (c), based upon the average of the high and low prices on August 18, 1994, as reported on the American Stock Exchange.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This document consists of ___ pages.

Exhibit Index on sequentially numbered page ___.

                     PLM INTERNATIONAL, INC.

      CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
               OF INFORMATION REQUIRED BY FORM S-2

Item Number and Heading in Form S-2          Caption in
                                             Prospectus


1. Forepart of the Registration
Statement and Outside Front Cover Page
of Prospectus..........................           Facing Page;
                                                  Outside Front
                                                  Cover Page of
                                                  Prospectus;
                                                  Cross-Reference
                                                  Sheet.

2. Inside Front and Outside Back Cover
Pages of Prospectus.....................          Available
                                                  Information;
                                                  Incorporation
                                                  of Certain
                                                  Information by
                                                  Reference;
                                                  Table of
                                                  Contents

3. Summary Information, Risk Factors and
Ratio of Earnings to Fixed Changes                The Company;
                                                  Risk Factors

4. Use of Proceeds                                Use of Proceeds

5. Determination of Offering Price                Inapplicable

6. Dilution                                       Inapplicable

7. Selling Security Holders                       Inapplicable

8. Plan of Distribution                           Plan of
                                                  Distribution

9. Description of Securities
   to be Registered                               Description of
                                                  Common Stock

10. Interest of Named Experts
    and Counsel                                   Legal Matters;
                                                  Experts

11. Information with Respect
    to the Registrant                             The Company;
                                                  Incorporation
                                                  of Certain
                                                  Information by
                                                  Reference

12. Incorporation of Certain
    Information by Reference                      Incorporation
                                                  of Certain
                                                  Information

13. Disclosure of Commission Position on
    Indemnification for Securities
    Act Liabilities                               Inapplicable

          SUBJECT TO COMPLETION, DATED August 22, 1994

PROSPECTUS

                         410,000 Shares

                     PLM INTERNATIONAL, INC.

                          Common Stock
                        ($.01 Par Value)

     This Prospectus relates to an aggregate of 410,000 shares of the common stock, $.01 par value per share (the "Common Stock"), of PLM International, Inc., a Delaware corporation (the "Company"), to be distributed only to those participants in the Company's Employee Stock Ownership Plan (the "Plan") who are no longer employees of the Company ("Former Employees"). The Company will not receive any proceeds from the distribution of the Common Stock hereunder.

     The Common Stock is traded on the American Stock Exchange
("AMEX") under the symbol PLM. On August 18, 1994, the closing price of the Common Stock as reported by the AMEX was $3.06 per share.

     In accordance with the Plan, shares of Common Stock offered hereby are proposed to be distributed to Former Employees (or, in some cases, transferred to qualified rollover accounts maintained by Former Employees) (i) as soon as practicable, as to each Former Employee holding a vested account balance with a value (as defined in the Plan) equal to or less than $3,500, (ii) as soon as practicable, as to any Former Employee holding a vested account balance in excess of $3,500 who elects to receive such a distribution, or (iii) if sooner, upon termination of the Plan. See "Termination of Employee Stock Ownership Plan" and "Plan of Distribution."
____________________

     See "Risk Factors" herein for a discussion of certain factors that should be considered in connection with this offering.

                      --------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      ____________________

        The date of this Prospectus is August ____, 1994.

     No dealer, salesperson or any other person has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any Underwriter. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or since the dates as of which information is set forth herein. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock to which it relates or an offer in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

                        TABLE OF CONTENTS

                                                       Page

Available Information                                  5

Incorporation of Certain Information by Reference      5

The Company                                            7

Termination of Employee Stock Ownership Plan           8

Risk Factors                                           12

Description of Common Stock                            16

Use of Proceeds                                        18

Price Range of Common Stock                            18

Plan of Distribution                                   19

Legal Matters                                          19

Experts                                                19

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission:
Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006 on which exchange the Common Stock is listed. In addition, copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates.

     This Prospectus constitutes part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. In accordance with the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     This Prospectus is accompanied by a copy of the Company's annual report on Form 10-K for the year ended December 31, 1993, its quarterly report on Form 10-Q for the quarter ended June 30, 1994, and its Notice and Proxy Statement for the Company's Annual Meeting of Stockholders held on May 26, 1994.

        INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus, except as superseded or modified herein:

     (i)       Annual Report on Form 10-K for the year ended
               December 31, 1993;

     (ii)      Quarterly Reports on Form 10-Q for the
               quarters ended March 31, 1994 and June 30,
               1994; and

     (iii)     Current Report on Form 8-K dated June 17,
               1994.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in an accompanying supplement to this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Upon written or oral request of any person to whom a Prospectus is delivered, the Company will provide, without charge, a copy of any or all of the documents which have been incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests for such documents should be directed to Secretary, PLM International, Inc., One Market, Steuart Street Tower, Suite 900, San Francisco, CA 94015-1301, telephone: (415) 974-1399.

                          THE COMPANY


GENERAL

     PLM International, Inc. (the "Company") is a transportation equipment leasing company specializing in the management of equipment on operating leases domestically and internationally. The Company also sponsors syndicated investment programs organized to invest primarily in transportation equipment. The Company operates and manages approximately $1.4 billion of transportation equipment and related assets for its account and various investment partnerships and third party accounts.

     The Company was incorporated under the laws of Delaware in May 1987. The executive offices of the Company are located at One Market, Steuart Street Tower, Suite 900, San Francisco, California 94105 and its telephone number is (415) 974-1399.


RECENT DEVELOPMENTS

     Senior Debt Refinancing

     On June 30, 1994, the Company completed the refinancing of its $31,500,000 aggregate principal amount of senior secured debt with a new credit facility (the "Credit Facility") in the principal amount of $45,000,000. $35,000,000 of the Credit Facility bears interest at the fixed rate of 9.78% per annum. $10,000,000 of the Credit Facility bears interest at a floating rate equal to three-month LIBOR plus 2.75%. Interest is payable quarterly in arrears. Quarterly principal installments commence June 30, 1997. The Credit Facility matures on June 30, 2001 and is secured by substantially all of the Company's transportation equipment and related leases. The loan agreement for the Credit Facility contains a minimum collateral coverage ratio covenant (200%); a maximum note balance to net worth ratio covenant (100%); a minimum consolidated net worth covenant ($40,000,000); a minimum interest coverage ratio covenant (225%) and a maximum funded debt ratio covenant (65%).


     Purchase of Outstanding Stock and Subordinated Debt

     Transcisco Industries, Inc. ("Transcisco") is the record holder of 3,367,367 shares of the Company's Common Stock (the "TNI Shares"), equal to approximately 31.5% of outstanding Common Stock. In July 1991, Transcisco filed a petition for reorganization in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). In October 1993, the Bankruptcy Court issued an order confirming a Joint Plan of Reorganization of Transcisco (the "Plan"). The Plan provides, among other things, for the cancellation of certain indebtedness owing to the Transcisco Official Bondholders' Committee (the "OBC") by Transcisco in exchange for the TNI Shares.

     Subsequent to adoption of the Plan, the Company and the OBC held discussions regarding purchase or placement of the TNI Shares to be acquired by the OBC pursuant to the Plan, and to this end, the Company has entered into three stock purchase agreements with purchasers not affiliated with the Company (the "Purchasers") pursuant to which, among other things, the Purchasers would acquire 2,445,000 of the TNI Shares for a cash purchase price of $3.25 per share. It is contemplated that, concurrent with the acquisition of these shares by the Purchasers, the remaining 922,367 TNI Shares would be acquired by the Company for cash at the same $3.25 price per share. In addition, it is contemplated that the Company would repay, concurrent with the purchase of the TNI Shares, the $5,000,000 outstanding principal amount of subordinated debt issued by the Company and held for the benefit of the OBC and Transcisco pursuant to the Plan. Consummation of the foregoing transactions are subject to, among other things, the negotiation and execution of a definitive purchase agreement with Transcisco and the OBC and Bankruptcy Court approval of the transfers. There can be no assurance that such transactions will actually take place.


     Impact of New ESOP Accounting Pronouncement

     On November 22, 1993 the American Institute of Certified Public Accountants issued Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6) which changes the way companies report transactions with leveraged employee stock ownership plans ("ESOPs") for financial statement purposes, including the following: (i) compensation expense is to be recognized based on the fair value of shares committed to be released to employees; (ii) interest received on loans to ESOPs is not recorded as income; and (iii) only dividends on allocated shares are reflected as a reduction to income to common shareholders. The Company is not required to adopt SOP 93-6 because the shares held by its ESOP were purchased prior to December 31, 1992; however, management is considering voluntary adoption of SOP 93-6. If the Company elects to adopt SOP 93-6, a non-cash charge to earnings for the impact of the change in accounting principle will be recorded as of the beginning of the year of adoption and all previously issued financial statements for that year will be restated. See "Termination of Employee Stock Ownership Plan".


          TERMINATION OF EMPLOYEE STOCK OWNERSHIP PLAN

GENERAL

     The Company's Board of Directors has announced its intention to terminate the Company's Employee Stock Ownership Plan (the "Plan"). The termination is contingent on, among other things, the receipt of a favorable IRS determination letter as to the qualified status of the Plan as of the date of termination under the rules and regulations of the Internal Revenue Code (the "Code"). At June 30, 1994, the assets of the Plan consisted of 4,901,474 shares of Series A Preferred Stock (the "Preferred Stock"). Upon distribution from the Plan on termination, each share of Preferred Stock held by the Plan which has been allocated to Plan participants will automatically convert to one share of Common Stock. In addition, it is presently expected that an amendment to the Company's Certificate of Designation of Series A Preferred Stock (the "Certificate of Designations") will be submitted to the PLM shareholders for approval prior to termination of the Plan. Under the proposed amendment, the allocated shares of Preferred Stock would also automatically convert to common shares in the event those shares are transferred to the trustee of the Company's profit sharing plan.

     Termination of the Plan will result in the distribution to each Plan participant (or, transfer to the participant's account in the Company's profit sharing plan) of shares of PLM Common Stock, and the Preferred Stock which has been allocated to such participant's account as of the date of termination will be cancelled. Assuming termination on or about December 31, 1994, it is estimated that approximately 2,000,000 common shares (including shares covered by the Registration Statement of which this Prospectus is a part) will be distributed to (or to the accounts of) a total of approximately 315 Plan participants, including up to 410,000 shares distributed on or before termination of the Plan to participants who are no longer employees of the Company ("Former Employees"), which shares are covered by the Registration Statement of which this Prospectus is a part. See "Plan of Distribution". All such shares would be freely tradeable and listed on the AMEX.

     Shares of Preferred Stock held by the Plan which have not been allocated to participants' accounts at the date of termination (i.e. approximately 2,900,000 shares assuming termination on or about December 31, 1994) will cease to be outstanding upon termination, and concurrent with the termination, all indebtedness of the Plan then owing to the Company will either be repaid or rendered uncollectible. In addition, the corresponding bank indebtedness of the Company related to the Plan will be repaid using restricted cash collateral. As of June 30, 1994, the principal amount of this indebtedness was $50,280,000 and it was fully secured by restricted cash collateral. Depending on prevailing interest rates at the time of termination, gain or loss may be recognized on the liquidation of the collateral to be used to repay this indebtedness.

     Termination of the Plan and the related Plan loan will eliminate payment by the Company of the annual dividend on the Preferred Stock now held by the Plan. For the year ended December 31, 1993, the aggregate pretax amount of this dividend was $7,030,000. Termination of the Plan will also result in a 10% excise tax imposed by the Code on the "amount realized" by the Plan from the disposition of the unallocated shares held by the Plan on the date of termination. Although the amount of this one-time tax is not presently known, based on the Company's assessment of the valuation of the unallocated shares, the tax is currently estimated at $1,100,000. This excise tax is payable seven months after the close of the calendar year of termination and will be charged to earnings in the year of termination. The Company also anticipates that approximately $2,700,000 of previously paid, unamortized Plan loan fees and other costs will be charged to earnings in the year of termination, which together with the currently estimated amount of the 10% excise tax and income tax benefits, will result in a reduction in shareholders' equity of approximately $2,800,000.

     Further, as a result of the Plan termination, the cost recorded for previously allocated Plan shares will be adjusted as required by current accounting principles. The impact of this possible change in accounting for allocated shares will be reflected as a reduction to income to common shareholders of approximately $5,200,000 and will result in a corresponding increase to additional paid in capital. The Company's total stockholders' equity will not be impacted by this accounting charge for the allocated shares.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     THE FOLLOWING FEDERAL INCOME TAX DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF FEDERAL TAXATION THAT MAY BE RELEVANT TO PARTICULAR PLAN PARTICIPANTS SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS (FOR EXAMPLE, NON-U.S. PERSONS); AND IT DOES NOT ADDRESS ANY TAX CONSEQUENCES ARISING OUT OF THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE APPROPRIATE COURSE FOR ANY INDIVIDUAL PARTICIPANT TO FOLLOW WILL DEPEND ON THE PARTICIPANT'S INDIVIDUAL FINANCIAL SITUATION. ACCORDINGLY, PLAN PARTICIPANTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF RECEIPT OR ROLLOVER OF A DISTRIBUTION.

     The direct receipt by a Plan participant of shares of Common Stock in a distribution from the Plan, as described in the "Plan of Distribution", generally will be taxable to the participant in the taxable year in which the distribution is made. Where the fair market value of the shares is less that the Plan's basis in these shares, as is anticipated with respect to any shares to be distributed to Former Employees from the Plan under the Plan of Distribution, the participant will be subject to federal income tax at ordinary income rates on the fair market value of the shares of Common Stock distributed. If a participant receives a direct distribution prior to age 59 and 1/2, an additional 10% tax may be imposed. No federal income tax withholding will be required because the distribution will consist only of shares of Common Stock of the employer and limited cash reflecting fractional shares. However, because the distribution will be taxable, a participant may be subject to tax penalties under the estimated tax payment rules if payments of estimated tax and withholding, if any, are not adequate. Former Employees who were born prior to 1936 and have been participants in the Plan for at least 5 taxable years prior to the distribution may be entitled to five- or ten-year averaging with respect to the distribution, if they have received no other distributions after separation from service or attainment of age 59 and 1/2 in a prior taxable year. Similar rules on the taxation of distributions apply to distributions received by a beneficiary of a participant, except that no 10% premature distribution penalty will be imposed, no minimum participation is required for income averaging, and different withholding rules may apply.

     To defer taxation on a direct distribution, the participant generally may rollover all or a portion of the shares received in a distribution from the Plan, or the proceeds from their sale, to an IRA or a tax-qualified plan within 60 days of the participant's receipt of the distribution. Any amounts rolled over, and any income earned thereon, would not be subject to the federal income taxation until subsequently distributed from the recipient qualified plan or IRA.

     The direct rollover of the participant's Plan account balance to an IRA or a tax-qualified defined contribution plan (i.e., a plan other than a plan sponsored by the Company), as described in "Plan of Distribution", generally will not be subject to federal income tax, including withholding, in the year the transfer or direct rollover is made. A distribution so transferred or directly rolled, and any income earned thereon, generally will not be taxed until it is ultimately distributed to the participant from the recipient plan or IRA. A rollover or direct rollover of a distribution may foreclose later use of income averaging upon distribution from a recipient plan. (A rollover or direct rollover may be made by a spousal beneficiary only to an IRA; a non-spouse beneficiary may not roll over a distribution.)

                          RISK FACTORS


     Prior to making an investment decision, prospective investors should consider carefully, together with the other information contained or incorporated into this Prospectus, the following:

UNCERTAINTY OF FUTURE PROFITABILITY

     The Company's net income (loss) to common shares for each of the three years ended December 31, 1991, 1992 and 1993 was $3,063,000, ($25,271,000) and $1,432,000, respectively. For the six months ended June 30, 1994, the Company's net loss to common shares was ($853,000). There can be no assurance that net losses will not occur in the future.

     Termination of the ESOP will result in significant charges to earnings for the year of termination. See "Termination of Employee Stock Ownership Plan". There can be no assurance that the charges to earnings and taxes payable as a result of termination will not be higher than currently anticipated.


COMPETITION

     The transportation equipment leasing industry is highly competitive. The Company competes with numerous domestic and foreign leasing companies, some of which are much larger than the Company, or are divisions of much larger companies, and have greater financial resources than the Company. In addition, if the available supply of transportation equipment were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling such equipment, the Company's competitive position could be adversely affected.


RISKS OF EQUIPMENT LEASING BUSINESS

     Equipment leasing is subject to various business risks including the availability of suitable equipment, regulatory requirements, lessee defaults and factors which influence the ability to sell or re-lease equipment, such as the condition of the equipment, changes in usage or economics of equipment in particular industries and the cost of comparable new equipment. In addition, the demand for leased equipment depends on domestic and international economic conditions and import-export volumes. Suppliers of leased equipment, such as the Company, are dependent upon decisions by shipping lines and other transportation companies to lease rather than buy their equipment. When the volume of world trade decreases, the Company's business of leasing equipment may be adversely affected as the demand for such equipment is reduced. The volume of world trade, and consequently the Company's business, is subject to general economic conditions, such as rates of inflation, fluctuations in general business conditions, governmental regulation and the availability of financing at favorable rates. Most of these factors are outside the control of the Company. A substantial decline in world trade may also adversely affect the Company's customers, leading to possible defaults and the return of equipment prior to the end of a lease term.


RISKS OF SYNDICATION BUSINESS

     The success of the Company's syndication business depends upon a number of factors which are not within the control of the Company, including dependence on independent broker-dealers to market investment programs, changes in tax laws associated with publicly syndicated partnerships and comprehensive regulation associated with the sale of securities. In 1993, the Company's syndication sales declined 17% from 1992 levels, while industry-wide equipment leasing syndication sales declined 30%. There can be no assurance that such declines will not continue in the future.


VOLATILITY OF RESIDUAL VALUE OF EQUIPMENT

     Although the Company's operating results primarily depend upon equipment leasing and syndication fees, the Company's profitability is also affected by the residual values (either for sale or continued operation) of its equipment upon expiration of its leases. These values, which can vary substantially, depend upon, among other factors, the maintenance standards observed by lessees, the need for refurbishment, the ability of the Company to remarket equipment, the cost of comparable new equipment, the availability of used equipment, rates of inflation, market conditions, the costs of materials and labor, regulatory requirements and the obsolescence of the equipment. Most of these factors are outside the control of the Company. In 1992 and 1993, the Company reduced the carrying value of certain equipment by $36.2 million and $2.2 million, respectively.


NO DIVIDENDS ON COMMON STOCK

     The Company has not paid a common stock dividend since 1991, and the Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. The payment of dividends on the Company's Common Stock is restricted by the terms of the Company's credit agreements with its lenders.


CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as the Company's Shareholder Rights Plan and employment contracts, could have anti-takeover effects on the Company. See "Description of Common Stock." Additionally, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law which places restrictions on business combinations with persons deemed "interested stockholders." These provisions could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company.


SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Common Stock. In addition to the shares of Common Stock offered hereby, upon termination of the ESOP, it is expected that approximately 1,600,000 additional shares of Common Stock will become eligible for sale in the public market. At June 30, 1994, the Company had 537,301 stock options outstanding of which 169,083 were currently exercisable.


POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to variations in operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."


DEPENDENCE ON CERTAIN EMPLOYEES

     Each of the Company's executive officers has responsibility for an important segment of the Company's operations. The loss of any of such person's services could have a material adverse effect on the Company's business, financial condition and results of operations.


RESTRICTIONS IMPOSED BY DEBT INSTRUMENTS

     The Company's debt facilities prohibit a merger or consolidation of the Company and the sale of substantially all of its assets without the prior approval of its lenders. The Company is also restricted by its debt facilities in its ability to declare and pay dividends; redeem, repurchase or retire its capital stock; make other distributions in respect of its capital stock and make investments in certain subsidiaries and joint ventures. The Company's debt facilities contain other restrictions on operations other than described herein (see "Recent Developments -- Senior Debt Refinancing") which the Company believes will not materially impact its ability to do business in the ordinary course.

                   DESCRIPTION OF COMMON STOCK

     The following description summarizes certain provisions of the Company's Certificate of Incorporation (the "Certificate") and Bylaws and of the Shareholder Rights Plan dated as of March 12, 1989 (the "Plan") between the Company and First Interstate Bank of California, as Rights Agent. Such descriptions do not purport to be complete and are qualified in their entirety by reference to such Certificate, Bylaws and Plan, copies of which are included or incorporated by reference as exhibits to the Registration Statement of which this Prospectus constitutes a part.

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. At June 30, 1994, there were issued and outstanding 10,683,017 shares of Common Stock and 4,901,474 shares of Preferred Stock. The Transfer Agent and Registrar for the Common Stock is First Interstate Bank, P. O. Box 7558, San Francisco, California 94120-7558.

     Subject to the rights and preferences of any series of preferred stock which may be designated and issued, the holders of the Company's Common Stock are entitled to dividends when and if declared by the Board of Directors, and upon liquidation to share pro rata in any and all assets remaining after the payment of corporate liabilities. The Company's Common Stock has no preemptive or other subscription rights, and outstanding shares of such stock are fully paid and nonassessable. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

     Each share of Common Stock has one vote on all matters submitted to stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors.


CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     Several provisions of the Company's Certificate and Bylaws may have the effect of deterring a takeover of the Company.
These provisions include (i) the requirement that 80% of the outstanding shares of voting stock approve certain mergers, sales of assets or other business combinations with stockholders holding 10% or more of the outstanding shares, unless the transaction is recommended by a majority of the disinterested directors, (ii) a prohibition on stockholder action by written consent without a meeting and on the calling by stockholders of special meetings of stockholders, (iii) a requirement that directors of the Company may be removed by the stockholders only for "cause" and then only by a vote of 80% of the outstanding shares, (iv) the establishment of a 80% vote to amend certain provisions of the Certificate and the Bylaws, (v) the classification of the company's Board of Directors into three classes serving staggered three-year terms, and (vi) a requirement of advance notification of stockholders' nomination for directors and other proposals.

SHAREHOLDER RIGHTS PLAN

     On March 13, 1989, the Company's Board of Directors declared a dividend distribution to shareholders of record of one common share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles that holder to purchase from the Company one share of Common Stock at a cash purchase price of $30.00, subject to adjustment. The terms of the Rights are set forth in the Plan. The Rights are not exercisable until the Distribution Date referred to below and will expire at the close of business on March 31, 1999, unless earlier redeemed by the Company as described below.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be issued with newly issued shares of Common Stock and (ii) Rights will be evidenced by the Common Stock certificates and the transfer of Common Stock certificates will also constitute the transfer of the Rights associated with such Common Stock. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date.

     The Rights will separate from the Common Stock and a Distribution Date (as defined in the Plan) will occur, in general, upon the earlier of (i) 15 days following a public announcement that a person (an "Acquiring Person") has acquired
15% or more of the outstanding Common Stock (the "Stock
Acquisition Date"), or (ii) 15 business days following the commencement of a tender or exchange offer for 20% or more of the outstanding Common Stock.

     From and after the Stock Acquisition Date, among other things, each Right will entitle the holder to receive, upon exercise, shares of Common Stock having a value equal to two times the exercise price of the Right. In addition, the Board of Directors may, at its option, exchange the Rights for a determinable number of shares of Common Stock or for substitute consideration in the form of cash, Common Stock equivalents, debt securities or other assets in any combination. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination,
(ii) the Company survives a merger or business combination in which Common Stock is exchanged for other securities, assets or property or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each Right will entitle the holder to receive, upon exercise, common shares of the acquiring person having a value equal to two times the exercise price of the Right.

     In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time prior to the Stock Acquisition Date.

                         USE OF PROCEEDS

     The Company will not receive any proceeds from the distribution of shares of Common Stock hereby. See "Plan of Distribution."


                   PRICE RANGE OF COMMON STOCK


     The Company's Common Stock trades (under the ticker symbol "PLM") on the American Stock Exchange ("AMEX"). The table below sets forth the high and low prices of the Company's Common Stock for the periods indicated as reported by the AMEX. No dividends were declared on Common Stock for these periods.



     Calendar Quarter                    High          Low

          1992
1st Quarter                              $  3.875      $  2.375
2nd Quarter                              $  2.625      $  1.750
3rd Quarter                              $  2.375      $  1.625
4th Quarter                              $  1.936      $  1.562


     Calendar Quarter                    High          Low

          1993
1st Quarter                              $  3.125      $  1.750
2nd Quarter                              $  2.563      $  2.000
3rd Quarter                              $  2.500      $  2.000
4th Quarter                              $  2.750      $  2.000


     Calendar Quarter

          1994

1st Quarter                              $  3.875      $  2.125
2nd Quarter                              $  3.687      $  2.500


     On August 18, 1994, the closing price reported on the AMEX was $3.06 per share. At that date, the Company had approximately
13,000 shareholders of record.



                      PLAN OF DISTRIBUTION

     Under the terms of the Plan, distributions to Former Employees of vested account balances (the "Vested Balances") are made in shares of Common Stock. Such distributions are expected to commence (i) as soon as practicable, as to each Former Employee holding a Vested Balance with a value that is equal to or less than $3,500 on the date immediately preceding the date of the distribution (and has never exceeded $3,500 at the time of any prior distribution), (ii) as soon as practicable, as to any Former Employee holding a Vested Balance in excess of $3,500 who elects to receive such a distribution on account of his Vested Balance in accordance with the elective distribution provisions of the Plan or (iii) if sooner, upon termination of the Plan.

     If, on the other hand, the Company's Profit Sharing Plan is in existence upon termination of the Plan, then the Vested Balance of each Former Employee holding a Vested Balance with a value greater than $3,500 who does not elect to receive a direct distribution of his or her account balance prior to termination of the Plan shall be transferred either to the Former Employee or to the Former Employee's account in the Profit Sharing Plan. In addition, prior to any distribution to a Former Employee, the Former Employee may elect a direct rollover of his or her Vested Balance into an individual retirement account ("IRA") or a tax-qualified defined contribution plan (i.e., a plan other than a plan sponsored by the Company) that accepts the rollover. See "Termination of Employee Stock Ownership Plan -- Certain Federal Income Tax Consequences".


     The Company currently anticipates that the shares of Common Stock offered hereunder will be distributed to or for the accounts of approximately 159 Former Employees on account of their Vested Balances. No compensation will be payable by Former Employees in connection with such distributions. No underwriters or sales agents will be used, and no commissions or discounts will be paid, in connection with the distribution to or for the accounts of Former Employees of such shares of Common Stock.

                          LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Farella, Braun & Martel, San Francisco, California. Certain matters relating to the form of certain amendments to the Plan will be passed upon for the Company by Steptoe & Johnson, Washington, D.C.

                             EXPERTS

     The financial statements and schedules of PLM International, Inc. as of December 31, 1993 and 1992 and for each of the years in the 3-year period ended December 31, 1993 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                             PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The expenses of the offering are estimated to be as follows:


     Securities and Exchange
      Commission Registration Fee      $       432.62
     Legal Fees and Expenses               10,000*
     Accounting Fees and Expenses           5,000*
     Miscellaneous                          1,000*

          Total                        $    16,432.62

_______________________

* Amount estimated

     All of the above expenses will be borne by the Company.

Item 15.  Indemnification of Directors and Officers.

     The Registrant has authority under Section 145 of the General Corporation Law of the State of Delaware to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article Tenth of the Registrant's Certificate of Incorporation, referenced as Exhibit 4.1 hereto, provides for indemnification of the Registrant's officers and directors to the full extent provided in Section 145. Article VIII of the Registrant's Bylaws, referenced as Exhibit 4.2 hereto, also provides for indemnification of the Registrant's officers, directors, employees and agents. In addition, the Company has entered into indemnification agreements with its directors which require the Company to indemnify any director, to the fullest extent permitted by law, against any losses, claims, damages and expenses arising out of or in connection with his service as a director. These agreements also require the Company to obtain and maintain insurance for indemnification which is adequate on light of industry standards and reasonable business practice.

     Section 102 of the General Corporation Law of the State of Delaware permits the limitation of a director's personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not made in good faith. Article Tenth of the Registrant's Certificate of Incorporation limits directors' personal liability to the extent permitted by Section 102.

     Article Tenth of the Registrant's Certificate of Incorporation and Article VIII of the Bylaws also provide that the Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising our of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability. Even though the Registrant may obtain directors and officers liability insurance in the future, the indemnification provisions contained in the Certificate of Incorporation of the Registrant would remain in place and such provisions will affect not only the Registrant, but its stockholders as well.

Item 16.  Exhibits.

    Exhibit No.     Description

4.1 Certificate of Incorporation of Registrant, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

4.2 Bylaws of Registrant, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

4.3 Specimen Common Stock Certificate, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

4.4 Rights Agreement, as amended, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

5.1*      Opinion and Consent of Farella, Braun & Martel.

5.2*      Opinion and Consent of Steptoe & Johnson.

10.1 Third Amended and Restated Loan Agreement, dated as of October 28, 1992, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

10.2      $23,000,000 Note Agreement, dated as of January 15,
          1989, incorporated by reference to the Company's Annual
          Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

10.3 Second Amended and Restated Loan Agreement, dated as of December 9, 1991, incorporated by reference to the Company's Annual Report of Form 10-K filed with the Securities and Exchange Commission on March 30, 1992.

10.4      Warehousing Credit Agreement, dated as of June 30,
          1993, as amended.

10.5 Form of Employment contracts for executive officers, incorporated by reference to the Company's Annual
          Report of Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

10.6      Rights Agreement, as amended, filed with Forms 8-K,
          March 12, 1989, August 12, 1991 and January 23, 1993
          and incorporated herein by reference.

10.7 PLM International Employee Stock Ownership Plan filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

10.8 PLM International Employee Stock Ownership Plan Trust filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

10.9      PLM International Employee Stock Ownership Plan
          Certificate of Designation filed with Form 8-K, August
          21, 1989 and incorporated herein by reference.

10.10 Directors' 1992 Non Qualified Stock Option Plan, incorporated by reference to the Company's Annual
          Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

10.11 Form of Company Non Qualified Stock Option Agreement, incorporated by reference to the Company's Annual
          Report on From 10-K filed with the Securities and Exchange Commission on March 31, 1993.

10.12 Form of Executive Deferred Compensation Agreement, incorporated by reference to the Company's Annual
          Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

10.13 Lease Agreement for premises at 655 Montgomery Street, San Francisco, California, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

10.14     Office Lease for premises at One Market, San Francisco,
          California, incorporated by reference to the Company's
          Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1991.

10.15 Stock Purchase Agreement dated June 1, 1994 between Registrant and Davis Skaggs Investment Management, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

10.16 Stock Purchase Agreement dated July 20, 1994 between Registrant and Cowen & Co., on behalf of the listed purchasers, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

10.17 Stock Purchase Agreement dated July 29, 1994 between Registrant and HPB Associates, L.P., incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

10.18 $45,000,000 Note Agreement dated as of June 30, 1994, incorporated by reference to the Company's Quarterly
          Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994.

10.19 Amendment No. 2 to Warehousing Credit Agreement dated as of June 28, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994.

10.20     Amendment No. 7 to the Note Agreement dated as of July
          22, 1994, incorporated by reference to the Company's
          Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994.

10.21 Amendment to Employee Stock Ownership Plan dated as of April 20, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994.

11.1 Statement regarding computation of per share earnings, incorporated by reference to the Company's Annual
          Report on Form 10-K for the year ended December 31, 1993.

13.1      Annual Report on Form 10-K for the year ended December
          31, 1993, incorporated by reference.

13.2      Quarterly Reports on Form 10-Q for the quarters ended
          March 31, 1994 and June 30, 1994, incorporated by reference.

23.1*     Consent of KPMG Peat Marwick LLP.

23.2*     Consent of Farella, Braun & Martel (included in Exhibit
          5.1).

23.3*     Consent of Steptoe & Johnson (included in Exhibit 5.2).

24.1      Power of Attorney (contained on page 29 hereof).

___________________

*  Filed herewith

Item 17.  Undertakings.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)       To include any prospectus required by Section
                    10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on August 19, 1994.





               PLM INTERNATIONAL, INC.



               By:  s/Robert N. Tidball
                    Robert N. Tidball, President
                    and Chief Executive Officer

                        POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August __, 1994, each of whom also constitutes and appoints Robert N. Tidball and Stephen Peary, and each of them singly, his true and lawful attorney-in-fact and agent, for him, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and any other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Signature                Title


s/Robert N. Tidball      President, Chief Executive Officer,
Robert N. Tidball        Director and Principal Executive Officer


s/J. Michael Allgood     Chief Financial Officer and Principal
                         Financial Officer
J. Michael Allgood


s/J. Alec Merriam        Chairman of the Board of Directors
J. Alec Merriam


s/Allen V. Hirsh         Executive Vice President and Director
Allen V. Hirsch


s/Walter E. Hoadlley     Director
Walter E. Hoadley


s/Robert L. Pagel        Director
Robert L. Pagel


s/Harold R. Somerset     Director
Harold R. Somerset
                        INDEX TO EXHIBITS

    Exhibit No.               Description

     4.1 Certificate of Incorporation of Registrant, incorporated by reference to Registrant's Form 10-
               K filed with the Securities and Exchange
               Commission on April 2, 1990.

     4.2 Bylaws of Registrant, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

     4.3 Specimen Common Stock Certificate, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

     4.4 Rights Agreement, as amended, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on March 31,
               1993.

     5.1 *     Opinion and Consent of Farella, Braun & Martel.

     5.2 *     Opinion and Consent of Steptoe & Johnson.

     10.1 Third Amended and Restated Loan Agreement, dated as of October 28, 1992, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

     10.2      $23,000,000 Note Agreement, dated as of January
               15, 1989, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 2,
               1990.


     10.3 Second Amended and Restated Loan Agreement, dated as of December 9, 1991, incorporated by reference to the Company's Annual Report of Form 10-K filed with the Securities and Exchange Commission on March 30, 1992.

     10.4      Warehousing Credit Agreement, dated as of June 30,
               1993, as amended.

     10.5 Form of Employment contracts for executive officers, incorporated by reference to the Company's Annual Report of Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

     10.6      Rights Agreement, as amended, filed with Forms 8-
               K, March 12, 1989, August 12, 1991 and January 23,
               1993 and incorporated herein by reference.

     10.7 PLM International Employee Stock Ownership Plan filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

     10.8      PLM International Employee Stock Ownership Plan
               Trust filed with Form 8-K, August 21, 1989 and incorporated herein by reference.

     10.9      PLM International Employee Stock Ownership Plan
               Certificate of Designation filed with Form 8-K,
               August 21, 1989 and incorporated herein by reference.

     10.10 Directors' 1992 Non Qualified Stock Option Plan, incorporated by reference to the Company's Annual
               Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

     10.11 Form of Company Non Qualified Stock Option Agreement, incorporated by reference to the Company's Annual Report on From 10-K filed with the Securities and Exchange Commission on March 31, 1993.

     10.12 Form of Executive Deferred Compensation Agreement, incorporated by reference to the Company's Annual
               Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1993.

     10.13     Lease Agreement for premises at 655 Montgomery
               Street, San Francisco, California, incorporated by reference to the Company's Annual Report on Form
               10-K filed with the Securities and Exchange
               Commission on April 2, 1990.

     10.14 Office Lease for premises at One Market, San Francisco, California, incorporated by reference to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1991.

     10.15 Stock Purchase Agreement dated June 1, 1994 between Registrant and Davis Skaggs Investment Management, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

     10.16 Stock Purchase Agreement dated July 20, 1994 between Registrant and Cowen & Co., on behalf of the listed purchasers, incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

     10.17 Stock Purchase Agreement dated July 29, 1994 between Registrant and HPB Associates, L.P., incorporated by reference to Registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on August 2, 1994, registration no. 33-54869.

     10.18 $45,000,000 Note Agreement dated as of June 30, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994.

     10.19 Amendment No. 2 to Warehousing Credit Agreement dated as of June 28, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994.

     10.20 Amendment No. 7 to the Note Agreement dated as of July 22, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994.

     10.21 Amendment to Employee Stock Ownership Plan dated as of April 20, 1994, incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 1994.

     11.1 Statement regarding computation of per share earnings, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.

     13.1      Annual Report on Form 10-K for the year ended
               December 31, 1993, incorporated by reference.

     13.2 Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994, incorporated by reference.

     23.1*     Consent of KPMG Peat Marwick LLP.

     23.2*     Consent of Farella, Braun & Martel (included in
               Exhibit 5.1).

     23.3*     Consent of Steptoe & Johnson (included in Exhibit
               5.2).

     24.1           Power of Attorney (contained on page 29
                    hereof).

___________________

*  Filed herewith



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